Exhibit 99.1

GasLog Partners LP Announces Availability of 2022 Sustainability Report

Majuro, Marshall Islands, July 10, 2023 (GLOBE NEWSWIRE) — GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) today announced the availability of the Partnership’s 2022 Sustainability Report. The Sustainability Report, which can be accessed on the Partnership’s website, has been compiled in general compliance with the Sustainability Accounting Standards Board (“SASB”) Marine Transportation standard. In the Report, GasLog Partners summarizes progress delivered around the focus areas of decarbonization, safety and wellbeing, and diversity, equity and inclusion, among other areas.

GasLog Partners LP 2022 Sustainability Report:

www.gaslogmlp.com/investors/sustainability

Contacts:

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

About GasLog Partners

GasLog Partners is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of eleven wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.